UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

__________

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

NEXPLORE CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Nevada
(State or Other Jurisdiction of Incorporation)

000-49991	84-1080047
(Commission File Number)	(I.R.S. Employer Identification No.)

2601 Network Blvd., Suite 208, Frisco, Texas 75034
(Address of Principal Executive Offices and Zip Code)

(214) 432-0637
(Registrant's Telephone Number, including Area Code)

COMMON STOCK
(Title of each class of securities covered by this Form)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)(i)	☐

Rule 12g-4(a)(1)(ii)	☐

Rule 12g-4(a)(2)(i)	☒

Rule 12g-4(a)(2)(ii)	☐

     Approximate number of holders of record as of the certification or notice date: 396

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this certification and notice to be signed on its behalf by the undersigned hereunto duly authorized.
NEXPLORE CORPORATION
(Registrant)

Date: May 28, 2008	By:	/s/ Edward Mandel
	Name:	Edward Mandel
	Title:	President and Chief Executive Officer